Exhibit (d)(1)
UNDERTAKING
This Undertaking (this “Undertaking”) is made by Standard RI Ltd. (“Standard”) in favor of Bally’s Corporation (the “Company”) as of June 24, 2022.
A.   The Company intends to conduct a modified Dutch auction self-tender offer for up to $190 million of shares of its common stock (“Shares”) at prices in a range to be determined, subject to the terms and conditions of the Offer as determined by the Company’s Board of Directors (as amended from time to time, the “Offer”) to be set forth in an Offer To Purchase, Letter of Transmittal and related documents (the “Offering Documents”).
B.   As of the date hereof, Standard beneficially owns, in the aggregate, 11,424,849 Shares, which constitute 21.7% of the issued and outstanding Shares as of the date hereof.
C.   Standard has informed the Company that it has not determined as of the date hereof whether or not to tender any of its Shares pursuant to the Offer. However, to provide greater transparency and provide other holders of Shares greater influence in determining the ultimate purchase price, Standard is willing to make the undertakings below.
The undersigned hereby undertakes to the Company as follows:
1.   Election to Participate in the Offer.   Standard (a) will no later than six business days prior to the initial expiration date of the Offer (the “Deadline”), provide a written notice to the Company indicating (i) either that it elects to tender or refrain from tendering any Shares in the Offer and (ii) in the event that it so elects to tender Shares in the Offer (a “Tender Election”), the number of shares it will tender (the “Subject Shares”), and (b) acknowledges that the Company will amend the Offering Documents to disclose such election.
2.   Tender of Subject Shares.   In the event that Standard has made a Tender Election by the Deadline, then Standard will tender and not withdraw the Subject Shares in the Offer prior to the expiration time thereof in accordance with the requirements of the Offering Documents and in connection therewith will select the “Shares Tendered at Price Determined Pursuant to the Offer” option as set forth therein. In the event that Standard has not made a Tender Election by the Deadline, it will not tender any Shares in the Offer.
3.   Termination.   This Undertaking will automatically terminate if  (a) the Offer is not commenced by June 30, 2022, (b) the Offer is terminated without the purchase of any Shares, or (c) the Offer is not consummated by August 31, 2022.
(Signature Page Follows)

IN WITNESS WHEREOF, Standard has executed this Undertaking as of the date set forth above.
STANDARD RI LTD.
By:
/s/ Soohyung Kim

Name:
Soohyung Kim

Title:
Director